                      [KILPATRICK STOCKTON LLP LETTERHEAD]


August 11, 2009


VIA EDGAR AND FACSIMILE
-----------------------

Peggy Kim
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549-4561

                  RE:      NEW YORK COMMUNITY BANCORP, INC.
                           SCHEDULE TO-I
                           FILED JULY 29, 2009
                           FILE NUMBER: 5-49965

Dear Ms. Kim:

         This letter serves as the response of New York Community Bancorp, Inc. (the "Company") to the Staff's comment letter dated August 6, 2009, regarding the above-referenced Schedule TO-I filed on July 29, 2009. To aid in your review, we have repeated the Staff's comments followed by the Company's responses.

SCHEDULE TO
-----------

GENERAL
-------

COMMENT NO. 1:
-------------

         Please confirm that if there is a change in the formula for determining the Exchange Ratio or if the specified minimum or maximum Exchange Ratios are altered, the Exchange Offer will remain open for a minimum of ten business days from the date of such change.

RESPONSE TO COMMENT NO. 1:
-------------------------

         The Company acknowledges the Staff's comment regarding the Exchange Ratio and confirms that if there is a change in the formula for determining the Exchange Ratio or if the specified minimum or maximum Exchange Ratios are altered, the Exchange Offer will remain open for a minimum of ten business days from the date of such change.

Ms. Peggy Kim
August 11, 2009
Page 2


WHERE YOU CAN FIND MORE INFORMATION, PAGE IV
--------------------------------------------

COMMENT NO. 2:
-------------

         We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

RESPONSE TO COMMENT NO. 2:
-------------------------

         In response to the Staff's comment, we have amended the second paragraph, the three bullets which follow the second paragraph and the third paragraph on page iv of the Offer to Exchange to clarify that the Schedule TO does not incorporate by reference subsequently filed documents and reports. The second paragraph, the three bullets which follow the second paragraph and the third paragraph on page iv of the Offer to Exchange are amended to read as follows:

          The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this Offer to Exchange. We incorporate by reference the documents listed below (but not documents that are furnished, unless expressly incorporated herein by a reference in such furnished document) that we have filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on or before the date of this Offer to Exchange:

            -   Annual Report on Form 10-K for the year ended December 31, 2008.
            - Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.
            - Current Reports on Form 8-K filed on January 13, 2009, May 8, 2009 and June 10, 2009.

          Documents we file (but not documents that are furnished, unless expressly incorporated herein by reference in such furnished document) with the SEC under Section 13(e), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Exchange will be incorporated by

Ms. Peggy Kim
August 11, 2009
Page 3


          reference in this Offer to Exchange only upon our filing of an amendment to the Schedule TO. Any statement contained in this Offer to Exchange or in a document (or part thereof) incorporated by reference in this Offer to Exchange shall be considered to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained in any subsequent amendment to this Offer to Exchange or amendment to the Schedule TO to which this Offer to Exchange relates modifies or supersedes that statement.

FORWARD-LOOKING STATEMENTS, PAGE VI
-----------------------------------

COMMENT NO. 3:
-------------

         Please revise, here and in exhibit (a)(5), to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to
Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

RESPONSE TO COMMENT NO. 3:
-------------------------

         In response to the Staff's comment No. 3, the references to the Private Securities Litigation Reform Act of 1995 ("PSLRA") have been removed from page vi of the Offer to Exchange and in Exhibit (a)(5). The Company acknowledges the Staff's comment regarding references to the PLSRA or its safe harbor provision in future press releases and other communications relating to this exchange offer.

CONDITIONS TO THE EXCHANGE OFFER, PAGE 19
-----------------------------------------

COMMENT NO. 4:
-------------

          Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the references to "threatened" and "proposed" since it is unclear how these actions could be objectively determined.

Ms. Peggy Kim
August 11, 2009
Page 4


RESPONSE TO COMMENT NO. 4:
-------------------------

         The reference to "threatened" in the first sentence of the second paragraph on page 19 of the Offer to Exchange has been removed. The reference to "proposed" in the first sentence of the third paragraph on page 19 of the Offer to Exchange has been amended to read "proposed and published in the public domain." The Company believes that this amendment adequately clarifies the specified events that could be objectively determined to be "proposed."

COMMENT NO. 5:
-------------

         We note that you state, here and on page 20, that you may terminate the Exchange Offer if any condition is not satisfied on or after the expiration date. Please note that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise your disclosure accordingly.

RESPONSE TO COMMENT NO. 5:
-------------------------

         The second sentence of the last paragraph on page 19 and the first sentence of the second paragraph under "Expiration Date" on page 20 are deleted in their entirety and replaced with the following: "The foregoing conditions to the Exchange Offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the Exchange Offer, must be satisfied or waived by us on or prior to the expiration date." In addition, the first sentence of the second to last paragraph on page 20 is deleted in its entirety and replaced with the following: "We may terminate or withdraw the Exchange Offer at our sole discretion at any time and for any reason, subject to applicable law, including if any condition is not satisfied or is not waived by us on or before the expiration date, other than conditions dependent upon the receipt of any governmental approvals necessary to consummate the Exchange Offer."

ACCEPTANCE OF BONUSES UNITS FOR EXCHANGE.....PAGE 21
----------------------------------------------------

COMMENT NO. 6:
-------------

         We note that in the last paragraph on page 21 you state that you reserve the right to transfer or assign to one or more affiliates the right to acquire all of any portion of BONUSES units tendered in the Exchange Offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Ms. Peggy Kim
August 11, 2009
Page 5


RESPONSE TO COMMENT NO. 6:
-------------------------

         In response to the Staff's comment No. 6, the Company has removed the language from the Offer to Exchange stating that the Company may transfer or assign to one or more affiliates the right to acquire all or any portion of BONUSES units tendered in the Exchange Offer.

SUBSEQUENT REPURCHASES, PAGE 27
-------------------------------

COMMENT NO. 7:
-------------

         We note that following this Exchange Offer for any or all of the BONUSES units, you may repurchase additional BONUSES units that remain outstanding. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to have a going private effect with respect to the BONUSES units, within the meaning of Exchange Act Rule 13e-3.

RESPONSE TO COMMENT NO. 7:
-------------------------

         The Exchange Offer is not the first step in a series of transactions intended or reasonably likely to have a going private effect with respect to the BONUSES units within the meaning of Exchange Act Rules 13e-3(a)(3)(ii)(A) or 13e-3(a)(3)((ii)(B). The Exchange Offer itself is exempt from the requirements of Rule 13e-3 because it satisfies the requirements of Rule 13e-3(g)(2). The three relevant requirements of the exemption in Rule 13e-3(g)(2) are that (i) the equity security holders are offered common stock in exchange for the equity security in question, (ii) the security offered is registered pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or reports are required to be filed by the issuer thereof pursuant to
Section 15(d) of the Exchange Act, and (iii) if the equity security in question was listed on a national securities exchange, the security offered in exchange is also listed on a national securities exchange. Applying these requirements to the Exchange Offer, BONUSES unit holders are being offered Common Shares of the Company in exchange for their BONUSES units and the Common Shares of the Company are registered pursuant to Section 12 of the Securities Act and are listed on the New York Stock Exchange (as are the Company's BONUSES units). The Company is aware of the requirements of Rule 13e-3, and would not intend for, and does not reasonably believe that, subsequent repurchases of BONUSES units, if any, would cause the effects contemplated by the Rule.

         The Company has not previously repurchased BONUSES units and has no current plans to repurchase additional BONUSES units following the Exchange Offer, by tender offer, any subsequent exchange offer or otherwise. The possibility of repurchasing BONUSES units in the future, by tender offer or otherwise, is mentioned merely in order to give the Company flexibility. It is anticipated that any subsequent repurchases of BONUSES units would be isolated transactions. Any decision to repurchase additional BONUSES units will depend on many factors, including: the extent to which current BONUSES unit holders participate in the Exchange Offer, market conditions, the conditions of the Company's business, the costs of pursuing such additional purchases, the potential terms of such additional purchases, and whether the Company's primary regulator, the Federal Reserve Board, would approve of such additional purchases. Nevertheless, as stated above, any subsequent repurchases would not be intended to or reasonably likely to cause the effects described in Rule 13e-3.

Ms. Peggy Kim
August 11, 2009
Page 6


         The Company will amend its disclosure under "Subsequent Repurchases" to read as follows (the amended disclosure is marked to reflect changes made):

SUBSEQUENT REPURCHASES

      Following completion of the Exchange Offer, we may repurchase additional BONUSES(SM) units that remain outstanding in the open market, in privately negotiated transactions, through tender offers, or otherwise. Future purchases of BONUSESSM units that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the terms of the Exchange Offer. Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any BONUSES(SM) units other than pursuant to the Exchange Offer until 10 business days after the expiration date, although there are some exceptions. HOWEVER, WE HAVE NO CURRENT PLANS OR UNDERSTANDINGS TO REPURCHASE ADDITIONAL
----------------------------------------------------------------------------
BONUSES UNITS FOLLOWING THE COMPLETION OF THE EXCHANGE OFFER. Future
------------------------------------------------------------
repurchases, if any, will depend on many factors, including market conditions and the conditions of our business. The repurchase of additional BONUSES(SM) units FOLLOWING THE EXCHANGE OFFER WILL be subject to approval of our
      ---------------------------------
regulators.

LETTER OF TRANSMITTAL.  EXHIBIT (A)(1)(B)
-----------------------------------------

COMMENT NO. 8:
-------------

         We note that in the carryover paragraph at the top of page 5 you require unitholders to acknowledge that they have read the offer documents, and at the bottom of page 5 you require unitholders to acknowledge that they have reviewed the offer documents. Please revise this language since it implies that unitholders may waive their rights under the federal securities laws.

RESPONSE TO COMMENT NO. 8:
-------------------------

         In response to the Staff's comment No. 8 the last sentence on the carryover paragraph at the top of page 5 and the sentence beginning with (i) under the section entitled "Acknowledgement of Representations and Warranties" have been removed from the Letter of Transmittal.

                                    * * * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim
August 11, 2009
Page 7


         If you have any questions or further comments regarding the Schedule TO-I, please contact the undersigned at 202.508.5852.

                                       Very truly yours,

                                       KILPATRICK STOCKTON LLP

                                       /s/ Edward G. Olifer

                                       Edward G. Olifer


cc:      Thomas R. Cangemi,
         Senior Executive Vice President and
         Chief Financial Officer, New York Community Bancorp, Inc. Eric S. Kracov, Esq.
         Victor L. Cangelosi, Esq.